FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Form 8.3 - [Chloride Group plc] dated 4 May 2010
Exhibit No 2	Form 8.3 - [Chloride Group plc] dated 6 May 2010
Exhibit No 3	Director/PDMR Shareholding dated 10 May 2010
Exhibit No 4	UBS Global Financial Services Conference
Exhibit No 5	Publication of Prospectus dated 11 May 2010
Exhibit No 6	Publication of Prospectus dated 11 May 2010
Exhibit No 7	Form 8.3 - [Chloride Group plc] dated 12 May 2010
Exhibit No 8	Form 8.3 - [Chloride Group plc] dated 14 May 2010
Exhibit No 9	Director/PDMR Shareholding dated 14 May 2010
Exhibit No 10	Form 8.3 - [Chloride Group plc] dated 18 May 2010
Exhibit No 11	Form 8.3 - [Chloride Group plc] dated 20 May 2010
Exhibit No 12	Dividend Declaration dated 21 May 2010
Exhibit No 13	Director/PDMR Shareholding dated 24 May 2010
Exhibit No 14	Form 8.3 - [Chloride Group plc] dated 25 May 2010
Exhibit No 15	Publication of Prospectus dated 26 May 2010
Exhibit No 16	Changes to Composition of Remuneration Committee dated 26 May 2010
Exhibit No 17	Publication of Prospectus dated 26 May 2010

Exhibit No 1

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	30 April 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,727,656	1.7973	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,727,656	1.7973	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	7,060	GBP 3.0200

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
04 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 2

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	05 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,677,656	1.7783	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,677,656	1.7783	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	50,000	GBP 2.9760

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
06 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
266

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
£0.4700

14. Date and place of transaction
7 May 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
22,004 shares     0.00004%

16. Date issuer informed of transaction
7 May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification
10 May 2010

Exhibit No 4

The Royal Bank of Scotland Group plc (RBS) - UBS Global Financial Services Conference in New York

Stephen Hester, RBS Group Chief Executive, will present at the UBS Global Financial Services Conference in New York on Tuesday 11th May 2010 at 9.30am EST (2.30pm BST). A live audio webcast and accompanying slides will be available on our website
www.rbs.com/ir
at the time of the presentation.

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or
investor.relations@rbs.com
.

For further information:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Exhibit No 5

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 11 May 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7145L_-2010-5-11.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program dated 11 May 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7144L_-2010-5-11.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 7

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	11 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,650,056	1.7678	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,650,056	1.7678	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	2,500	GBP 2.9300

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
12 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 8

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	13 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,637,356	1.7630	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,637,356	1.7630	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	20,000	GBP 2.9400

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
14 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 9

The Royal Bank of Scotland Group PLC - Director/PDMR Shareholding
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Ellen Alemany
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 4,128,800 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Ellen Alemany
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under The Royal Bank of Scotland Group plc 2009 Restricted Share Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 2,064,400 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Nathan Mark Bostock
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 3,446,692 Ordinary Shares
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Paul Robert Geddes
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 2,297,795 Ordinary Shares
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
-
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Brian Hartzer
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 3,446,692 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Stephen Alan Michael Hester
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 8,578,432 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Awards will vest after completion of a three year performance period, subject to the following performance conditions being met:
·
A satisfactory risk review by the Board Risk Committee.
·
A satisfactory review of financial and non financial performance in line with the Strategic Plan agreed by the company's Board.
·
One half of the award will vest based on the achievement of targets for incremental economic profit in 2012 relative to the base year 2009. Maximum vesting (100%) will be triggered by early delivery of the Strategic Plan giving positive returns above the cost of capital in 2012.

·
One quarter of the award will vest based on Total Shareholder Return ("TSR") relative to a weighted basket of comparator companies.  20% of this element of the award will vest at median performance against the weighted comparators and 100% at upper quartile.

·
One quarter of the award will vest based on absolute TSR growth, expressed as a share price, from the date of the award to the third anniversary of the award. To receive 20% of this element, the share price would need to reach 57.5p.  To receive 100% of this element the share price would need to reach 77.5p.

All awards are subject to full clawback provisions and deferral.

24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
John Patrick Hourican
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 1,608,456 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Christopher Paul Sullivan
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 2,655,229 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Ron Teerlink
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 2,941,177 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information
Vesting of these shares is subject to delivery against financial and operational performance targets developed in the strategic plan, over a three-year period. In addition, awards will only vest if risk management during the performance period has been effective. Clawback provisions will also apply.
24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the
issuer
The Royal Bank of Scotland Group plc
2. State whether the notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a)

Yes
3. Name of
person discharging managerial responsibilities
/
director
Bruce Van Saun
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
-
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
-
8 State the nature of the transaction
Award of a conditional right to acquire ordinary shares under the RBS 2010 Long Term Incentive Plan. The date of award is 14 May 2010 and the award will vest on 14 May 2013 subject to the achievement of performance conditions as outlined in Section 23 below.

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
Award granted over 5,182,803 Ordinary Shares

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
-
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)
-
13. Price per
share
or value of transaction
£0.4896
14. Date and place of transaction
14 May 2010
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
-
16. Date issuer informed of transaction
14 May 2010

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes
17 Date of grant
-
18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option
-
20. Description of
shares
or debentures involved (
class
and number)
 -
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-
22. Total number of
shares
or debentures over which options held following notification
-
23. Any additional information

Awards will vest after completion of a three year performance period, subject to the following performance conditions being met:
·
A satisfactory risk review by the Board Risk Committee.
·
A satisfactory review of financial and non financial performance in line with the Strategic Plan agreed by the company's Board.
·
One half of the award will vest based on the achievement of targets for incremental economic profit in 2012 relative to the base year 2009. Maximum vesting (100%) will be triggered by early delivery of the Strategic Plan giving positive returns above the cost of capital in 2012.

·
One quarter of the award will vest based on Total Shareholder Return ("TSR") relative to a weighted basket of comparator companies.  20% of this element of the award will vest at median performance against the weighted comparators and 100% at upper quartile.

·
One quarter of the award will vest based on absolute TSR growth, expressed as a share price, from the date of the award to the third anniversary of the award. To receive 20% of this element, the share price would need to reach 57.5p.  To receive 100% of this element the share price would need to reach 77.5p.

All awards are subject to full clawback provisions and deferral.

24. Name of contact and telephone number for queries
Group Media Centre
Tel No. 0131 523 4205

Name and signature of duly authorised officer of
issuer
responsible for making notification
Aileen Taylor, Group Secretary
Date of notification
14 May 2010

Exhibit No 10

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	17 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,633,556	1.7616	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,633,556	1.7616	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	3,800	GBP 2.9400

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
18 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 11

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	19 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,618,556	1.7559	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,618,556	1.7559	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p	Sale	15,000	GBP 2.9300

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
20 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 12

THE ROYAL BANK OF SCOTLAND GROUP plc
DIVIDENDS ON SERIES F, H and L NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2010
The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 June 2010. The dividends will be paid on 30 June 2010 at the undernoted rates to holders on the register at the close of business on 15 June 2010.
Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375

21 May 2010
End

Exhibit No 13

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale of 240,066 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 469,064 restricted shares. Mr Hester has retained 228,998 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

228,998

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

240,066

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.4491

14. Date and place of transaction

24 May 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,396,417   0.00413%

16. Date issuer informed of transaction

24 May 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

24 May 2010

Exhibit No 14

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Identity of the person whose positions/dealings are being disclosed:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	-
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Chloride Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date  ~~position held/~~  dealing undertaken:	21 May 2010
(f) Has the discloser previously disclosed, or are they today disclosing, under the Code in respect of any other party to this offer?	NO

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	Ordinary 25p shares
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	1,221,380	0.4643	0	0.00
(2) Derivatives (other than options):	0	0.00	0	0.00
(3) Options and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	1,221,380	0.4643	0	0.00

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary 25p Ordinary 25p Ordinary 25p	Sale* Sale* Sale*	2,465,787 532,453 445,896	GBP 2.7718 GBP 2.7718 GBP 2.7718

*
LATE BOOKINGS

(b)        Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	NO

Date of disclosure:
25 May 2010
Contact name:
Richard Hopkins
Telephone number:
020 7672 0354

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at
monitoring@disclosure.org.uk
.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at
www.thetakeoverpanel.org.uk
.

Exhibit No 15

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 26 May 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5658M_-2010-5-26.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 16

26 May 2010
RBS announces changes to composition of Group Remuneration Committee
RBS announces that, as previously indicated, there will be a change to the Chairmanship of its Group Remuneration Committee. Colin Buchan will step down as Chair and member of the Group Remuneration Committee and Penny Hughes, currently a member of the Group Remuneration Committee, will succeed Mr Buchan as Chair. These changes will be effective from 1 June 2010.  Mr Buchan will continue as a member of the Board Risk Committee, Group Audit Committee and Nominations Committee.
For further information contact:
Group Media Centre                                    +44 131 523 4205

Notes to Editors:

Colin Buchan was appointed to the Group Board in June 2002 and has been Chairman of the Group Remuneration Committee since February 2009. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He is chairman of Standard Life Investments Limited and a director of Standard Life plc and Black Rock World Mining Trust Plc. Colin is a fellow of the Chartered Institute of Bankers of Scotland. During his period as Chairman of the Group Remuneration Committee a new Long Term Incentive Plan and a new Deferral Plan were introduced, both of which achieved overwhelming shareholder support. The Remuneration Report for the year ended 31 December 2009 was approved by over 99% of shareholders at the Group's Annual General Meeting in April 2010.
Penny Hughes joined the Board on 1 January 2010 and is currently a member of the Group Remuneration Committee. Penny is also currently non-executive director of Home Retail Group plc, WM Morrisons Supermarket PLC and Cable & Wireless Worldwide PLC. Penny also chairs the Remuneration Committee of Home Retail Group. Penny was a director and chair of the Remuneration Committee of Skandinaviska Enskilda Banken AB until stepping down on 20 October 2009.

Exhibit No 17

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 Medium-Term Note Program dated 26 May 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6105M_-2010-5-26.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

David O'Loan
Head of Group Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   01 June 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary